CORRESP

599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

February 27, 2009

Via EDGAR Correspondence Filing

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549-0505

Clarion Value Fund Master, LLC (the “Fund”) Annual N-1A Update

Ladies and Gentlemen:

The annual update to the Fund’s N-1A is filed herewith.

If you have any questions, please contact me at (212) 848-7669 or my colleague, Nathan J. Greene at (212) 848-4668.

Very truly yours,

/s/ John D. Reiss

John D. Reiss

Enclosure

cc:	Jerry Chang (Chief Compliance Officer of the Fund)
Nathan J. Greene (S&S)

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MENLO PARK | MUNICH

NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.